                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)1

                                    CASTELLE
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147905-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 2 of 18 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     JACK L. HOWARD(1)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    163,732(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                122,065(3)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                163,732(2)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                122,065(3)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     285,797
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 3 of 18 Pages
------------------------------                      ----------------------------

(1)         This  constitutes  Amendment No. 1 to the Schedule 13D filed by Jack
            Howard.

(2)         Consists  of (a)  139,720  shares of Common  Stock held by a defined contribution  money purchase  profit sharing plan for the benefit of
            Mr. Howard, of which Mr. Howard is the trustee, (b) 14,845 shares of
            Common  Stock  held  by an  individual  retirement  account  for the benefit of Mr. Howard, and (c) 9,167 shares of Common Stock issuable upon the  exercise  of  options  within  60 days of the date of this
            Schedule 13D.

(3)         Consists  of (a)  16,000  shares of Common  Stock held by JL Howard,
            Inc.,  and  (b)  106,065  shares  of  Common  Stock  held in a joint brokerage account with Mr. Howard's spouse.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 4 of 18 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               WEBFINANCIAL CORPORATION(4)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    439,560
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                439,560
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     439,560
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(4)         This  constitutes  the initial  Schedule  13D filed by  WebFinancial
            Corporation.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 5 of 18 Pages
------------------------------                      ----------------------------

            The  following   constitutes  the  initial  Schedule  13D  filed  by
WebFinancial  Corporation  and Amendment No. 1 to the Schedule 13D filed by Jack
Howard (the "Schedule 13D").

Item 1.      Security and Issuer.
             -------------------

                 This  statement  relates to shares (the "Shares") of the common stock, no par value per share ("Common Stock"), of Castelle (the "Issuer").  The principal executive offices of the Issuer are located at 855 Jarvis Drive, Suite
100, Morgan Hill, California 95037.

Item 2.      Identity and Background.
             -----------------------

                 (a) This  Statement is filed by Jack L.  Howard,  a director of
the   Issuer,   and   WebFinancial    Corporation,    a   Delaware   corporation
("WebFinancial").  Each of the foregoing are referred to as a "Reporting Person"
and  collectively  as the  "Reporting  Persons".  Jack  Howard is a director  of
WebFinancial.  Accordingly,  the  Reporting  Persons  are hereby  filing a joint
Schedule 13D.

                 Mr.  Howard and his spouse  Kathy  Howard own all of the voting stock of JL Howard, Inc., a California corporation, in joint tenancy and are the sole executive officers and directors. By virtue of their joint ownership of all the voting stock of JL Howard,  Inc. and their  positions with JL Howard,  Inc.,
Jack  Howard and Kathy  Howard  have shared  voting and  dispositive  power with respect to the Shares owned by JL Howard, Inc. Jack Howard and Kathy Howard also have shared  voting and  dispositive  power with  respect to the Shares owned in their joint brokerage account.

                 (b) The  principal  business  address of Jack  Howard and Kathy
Howard is Mutual  Securities,  Inc.,  182 Farmers Lane,  Suite 101,  Santa Rosa,
California 95405.

                 The principal  business  address of WebFinancial is 150 E. 52nd
Street, 21st Floor, New York, New York 10022.

                 (c) Jack Howard is a principal  of Mutual  Securities,  Inc., a registered broker-dealer.

                 Kathy Howard is not actively employed.

                 WebFinancial is a holding company with  subsidiaries  operating in the banking and specialty finance industries. Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WebFinancial's directors and

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 6 of 18 Pages
------------------------------                      ----------------------------

executive  officers,  as of the date hereof.  Jack Howard  disclaims  beneficial ownership of Shares owned by WebFinancial.

                 (d) Neither Jack Howard,  Kathy Howard, nor any person named in
Schedule  A have,  during  the last five  years,  been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Neither Jack Howard,  Kathy Howard, nor any person named in
Schedule A have, during the last five years, been party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Jack Howard, Kathy Howard and each person named in Schedule
A are citizens of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

                 (a) The  aggregate  purchase  price of the  139,720  Shares  of
Common  Stock  acquired by Jack Howard  through his defined  contribution  money purchase plan is $124,564.  All of such Shares were acquired by Jack Howard with personal funds.

                 The  aggregate  purchase  price of the 14,845  Shares of Common
Stock acquired by Jack Howard through his investment retirement plan is $10,111.
All of such Shares were acquired by Jack Howard with personal funds.

                 The aggregate  purchase  price of the 106,065  Shares of Common
Stock acquired by Jack Howard and Kathy Howard in their joint brokerage  account is  $119,953.  All of such Shares were  acquired by Jack Howard and Kathy Howard with personal funds.

                 The  aggregate  purchase  price of the 16,000  Shares of Common
Stock acquired by JL Howard,  Inc. is $12,840.  All of such Shares were acquired by JL Howard, Inc. with working capital.

                 Jack Howard received the options  exercisable into 9,167 Shares within  60 days of the date of this  Schedule  13D for  services  rendered  as a director of the Issuer.

                 (b) The  aggregate  purchase  price of the  439,560  Shares  of
Common  Stock  acquired by  WebFinancial  is  $364,835.  All of such Shares were acquired with working capital.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 7 of 18 Pages
------------------------------                      ----------------------------

Item 4.      Purpose of Transaction.
             ----------------------

                 Each of the  Reporting  Persons  purchased  the Shares based on his/its  individual  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to each of the Reporting Persons,  and the availability of Shares of Common Stock at prices that would make the purchase of additional Shares desirable,  he/it may endeavor to increase  his/its  position in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market, in private  transactions, through proposals to the Issuer,  or otherwise,  on such terms and at such times as he/it may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  WebFinancial  intends to review  its  investment  in the Issuer on a  continuing  basis and may engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities market and general economic and industry conditions, WebFinancial may in the future take such actions with respect to its  investment in the Issuer as it deems appropriate  including,  without  limitation,  communicating with other stockholders,  seeking  Board  representation,  making  proposals  to the Issuer concerning  the  capitalization  and  operations of the Issuer,  purchasing  the assets of the Issuer,  purchasing  additional  Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. As a director of the Issuer, Jack Howard may take or recommend to the Board of  Directors of the Issuer and its  stockholders  any actions  he deems  necessary  and in the best  interests  of the  Issuer and its stockholders  in his capacity as director  with respect to the Issuer's  affairs and operations.  Such actions may include  recommendations  for any of the items set forth in Item 4 of Schedule 13D including in conjunction with WebFinancial.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

                 (a)-(b)  The  aggregate  percentage  of Shares of Common  Stock reported  owned by each  person  named  herein is based  upon  4,744,795  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
September 28, 2001.

                 As of the close of business on December  10, 2001,  Mr.  Howard beneficially owned 285,797 Shares of Common Stock,

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 8 of 18 Pages
------------------------------                      ----------------------------

constituting approximately 6.0% of the Shares outstanding.  Included therein are
(a) 139,720 Shares held by a defined  contribution money purchase profit sharing plan for the benefit of Jack  Howard,  (b) 14,845  Shares held by an  individual retirement account for the benefit of Mr. Howard, (c) 9,167 Shares issuable upon the  exercise of options  within 60 days of the date of this  Schedule  13D, (d)
106,065 Shares held in Jack Howard's and Kathy Howard's joint brokerage account, and (e) 16,000 Shares  acquired by JL Howard,  Inc. Jack Howard and Kathy Howard have shared voting and dispositive power with respect to the 106,065 Shares held in their  joint  brokerage  account.  Jack  Howard and Kathy  Howard have shared voting and  dispositive  power with  respect  to the  16,000  Shares  held by JL
Howard,  Inc. by virtue of their  shared  authority  to vote and dispose of such
Shares.  All of such Shares (other than the Shares issuable upon exercise of the options) were acquired in open-market transactions.

                 As of the close of business on December 10, 2001,  WebFinancial beneficially  owned 439,560 Shares of Common Stock,  constituting  approximately
9.3% of the Shares  outstanding.  All of such Shares were  acquired,  subject to settlement  as of November 30, 2001,  privately  pursuant to the Stock  Purchase
Agreement (defined in Item 6).

                 (c)  Schedule B annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the persons named in Item 2.

                 (d)  Except as  described  herein,  no person  other  than Jack
Howard, Kathy Howard and WebFinancial, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships
             With Respect to Securities of the Issuer.
             ----------------------------------------

                 Pursuant to a Stock Purchase Agreement dated November 30, 2001, subject to settlement, WebFinancial acquired privately all of its 439,560 Shares of Common  Stock of the Issuer  from an  unaffiliated  third party at a price of
$0.83 per Share (the "Stock Purchase  Agreement").  A copy of the Stock Purchase
Agreement is attached hereto as an exhibit and incorporated  herein by reference and all references contained herein are qualified in their entirety by reference to such Stock Purchase Agreement.  Other than as described herein,  there are no contracts,  arrangements or understandings  among the persons named in Item 2 or among the  persons  named in Item 2 and any other  person,  with  respect to the securities of the Issuer.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 9 of 18 Pages
------------------------------                      ----------------------------

Item 7.      Material to be Filed as Exhibits.
             --------------------------------

             1.     Joint  Filing  Agreement  by and  between  Jack  Howard  and
                    WebFinancial Corporation, dated December 10, 2001.

             2.     Stock  Purchase   Agreement  by  and  between   WebFinancial
                    Corporation and Tolvusamskipti HF, dated November 30, 2001.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 10 of 18 Pages
------------------------------                      ----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2001               /s/ Jack L. Howard
                                        ---------------------------------
                                        JACK L. HOWARD

                                        WEBFINANCIAL CORPORATION

                                        By: /s/ Warren Lichtenstein
                                            ------------------------------
                                        Name:  Warren Lichtenstein
                                        Title: Chief Executive Officer

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 11 of 18 Pages
------------------------------                      ----------------------------

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFFICERS
                                       OF
                            WEBFINANCIAL CORPORATION

NAME AND POSITION WITH                  PRESENT PRINCIPAL                   BUSINESS ADDRESS
WEBFINANCIAL                            OCCUPATION

Warren G. Lichtenstein,                 Chairman of the Board,              c/o Steel Partners II,
President, Chief                        Secretary and Managing              L.P., 150 E. 52nd Street,
Executive Officer and                   Member of Steel Partners,           21st Floor, New York, NY
Director                                L.L.C., the General                 10022
                                        Partner of Steel Partners
                                        II, L.P., a private
                                        investment firm.

Jack L. Howard,                         Principal of Mutual                 c/o Mutual Securities, Inc.,
Vice President and                      Securities, Inc., a                 182 Farmers Lane, Suite 101,
Director                                registered broker-                  Santa Rosa, CA 95405
                                        dealer.

Earle C. May,                           Executive Officer of May            c/o May Management, Inc.,
Director                                Management, Inc., an                4550 Kruse Way #345, Lake
                                        investment management               Oswego, OR 97035
                                        firm.

Joseph L. Mullen,                       Vice President, General             611 Broadway, Suite 801,
Director                                Merchandising Manager-              New York, NY 10012
                                        Hard Line of Retail
                                        Exchange.com, Inc., a
                                        business-to-business
                                        Internet company.

Mark E. Schwarz, Director               General Partner of                  c/o Newcastle Partners
                                        Newcastle Partners, L.P.,           L.P., 200 Crescent Court,
                                        a private investment                Suite 670, Dallas, TX
                                        firm.                               75201.

Glen Kassan,                            Vice President of Steel             c/o Steel Partners
Vice President, Chief                   Partners Services, Ltd.,            Services, Ltd., 150 E. 52nd
Financial Officer and                   a management and advisory           Street, 21st Floor, New
Secretary                               company.                            York, NY 10022

James R. Henderson,                     Vice President of Steel             c/o Steel Partners
Vice President of                       Partners Services, Ltd.,            Services, Ltd., 150 E. 52nd
Operations                              a management and advisory           Street, 21st Floor, New
                                        company.                            York, NY 10022

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 12 of 18 Pages
------------------------------                      ----------------------------

                                   SCHEDULE B

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------

Shares of Common Stock                Price Per                Date of
      Purchased                       Share($)                Purchase
     -----------                     ----------              ----------

                          JACK HOWARD AND KATHY HOWARD

      5,000(5)                         .6055                   11/05/01
        200(6)                         .6325                   11/08/01
      5,015(6)                         .6265                   11/12/01
      2,000(6)                         .7013                   11/30/01

                            WEBFINANCIAL CORPORATION

    439,560                            .8300                   11/30/01

------------------------

(5)         Purchased  for the account of JL Howard, Inc.,  an entity  owned and controlled by Jack Howard and Kathy Howard.

(6)         Purchased for the account of a joint brokerage  account held by Jack
            Howard and Kathy Howard.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 13 of 18 Pages
------------------------------                      ----------------------------

                                  EXHIBIT INDEX

Exhibit                                                            Page
-------                                                            ----

1.          Joint Filing Agreement by and between                   14
            Jack Howard and WebFinancial
            Corporation, dated December 10, 2001.

2.          Stock Purchase Agreement by and                       15 to 18
            between WebFinancial Corporation and
            Tolvusamskipti HF, dated November 30,
            2001.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 14 of 18 Pages
------------------------------                      ----------------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  December
10, 2001  (including  amendments  thereto)  with  respect to the Common Stock of
Castelle.  This  Joint  Filing  Agreement  shall be filed as an  Exhibit to such
Statement.

Dated:  December 10, 2001                /s/ Jack L. Howard
                                         ----------------------------------
                                         JACK L. HOWARD

                                         WEBFINANCIAL CORPORATION

                                         By: /s/ Warren Lichtenstein
                                            ------------------------------
                                         Name:  Warren Lichtenstein
                                         Title: Chief Executive Officer

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 15 of 18 Pages
------------------------------                      ----------------------------

                            STOCK PURCHASE AGREEMENT

            STOCK PURCHASE  AGREEMENT,  made and entered into as of November 30,
2001  (the   "Agreement"),   by  and  between   WebFinancial   Corporation  (the
"Purchaser"),  a Delaware  corporation  with an address of 150 East 52nd Street,
21st Floor, New York, New York 10022, and  Tolvusamskipti HF (the "Seller"),  an
Icelandic corporation with an address of Kringlunni 19, 103 Reykjavik, Iceland.

                                   WITNESSETH:

            WHEREAS,  the  Seller  desires  to  sell to the  Purchaser,  and the
Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this  Agreement,  an aggregate of 439,560  shares (the "Shares") of the common stock of Castelle (the "Company").

            NOW,  THEREFORE,  in consideration of the premises and of the mutual covenants and  agreements of the parties  herein  contained,  the parties hereby agree as follows:

            1.   Sale of Stock.
                 -------------

                  1.1  The  Seller  hereby  sells,   and  the  Purchaser  hereby
purchases,  the Shares.  The Seller shall deliver to the Purchaser  certificates representing  the Shares,  duly endorsed in blank or accompanied by stock powers executed in blank.

                  1.2 The aggregate purchase price for the Shares is $364,834.80
(the "Purchase  Price"),  payable by certified  check or by wire transfer to the
Seller's  bank  account  concurrently  with the  execution  and delivery of this
Agreement.

            2.   Representations  and  Warranties  of  the  Seller.  The  Seller
represents and warrants to the Purchaser as follows:

                  2.1 Ownership of Shares;  Company Affiliation.  The Shares are
solely owned by the Seller,  validly issued,  fully paid and  non-assessable and are free and clear of any items and all liens, encumbrances, claims, charges and assessments and subject to no options,  agreements, or restrictions with respect to transferability. The Seller has owned the Shares for more than two (2) years, is not an  "affiliate" of the Company as such term is defined in Rule 144 of the
Securities Act of 1933, as amended (the  "Securities  Act"), and has not been an affiliate of the Company during the past three (3) months.

                  2.2  Authorization.  The Seller has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform his  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller,
enforceable   against  him  in  accordance   with  its  terms,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

------------------------------                      ----------------------------
CUSIP No. 147905-10-3                    13D             Page 16 of 18 Pages
------------------------------                      ----------------------------

                  2.3 Approvals and Consents.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Seller in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of the Seller in accordance with its terms.

            3.  Representations  and Warranties of the Purchaser.  The Purchaser
represents and warrants to the Seller as follows:

                  3.1  Authorization.  The Purchaser  has all  requisite  power, legal  capacity  and  authority to enter into this  Agreement  and to assume and perform  its  obligations  hereunder.  This  Agreement  when duly  executed  and delivered by the Purchaser will constitute a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

                  3.2 Approvals and Consents.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Purchaser in order to  constitute  this  Agreement  as a valid,  binding  and  enforceable obligation of the Purchaser in accordance with its terms.

                  3.3 Investment.  The Purchaser is acquiring the Shares for its own account as principal,  not as a nominee or agent,  for  investment  purposes only, and not with a view to, or for, resale,  distribution or fractionalization thereof in whole or in part.

            4.   General Provisions.
                 ------------------

                  4.1  Entire   Agreement.   Except  as  set  forth  herein,  no
representations or warranties have been made to the Purchaser by the Seller, and
in   subscribing   for  the  Shares  the  Purchaser  is  not  relying  upon  any representations other than those specifically  contained herein, except that the
Seller represents to the Purchaser that all material information known about the
Company  by the Seller  has been  disclosed  to the  Purchaser.  This  Agreement constitutes the entire agreement  between the parties hereto with respect to the subject  matter  contained  herein  and  supersedes  all prior  oral or  written agreements,  if any,  between the parties  hereto with  respect to such  subject matter and, except as otherwise  expressly  provided herein,  is not intended to confer upon any other person any rights or remedies  hereunder.  Any  amendments hereto or  modifications  hereof must be made in writing and executed by each of the parties hereto.

                  4.2 Fairness of Purchase  Price.  The Purchaser and the Seller
hereby  acknowledge,  as evidenced by their signatures hereto, that the Purchase
Price paid is fair, equitable and valid.

                  4.3  Waiver.  Any  failure by the Seller or the  Purchaser  to enforce any rights hereunder shall not be deemed a waiver of such rights.

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CUSIP No. 147905-10-3                    13D             Page 17 of 18 Pages
------------------------------                      ----------------------------

                  4.4 Governing  Law. This  Agreement  shall be governed by, and construed in accordance  with,  the laws of the State of New York without giving effect to conflict of laws principles.

                  4.5 Binding Effect; Assignment. This Agreement and the various rights and  obligations  arising  hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their  respective  successors  and assigns.

                  4.6  Expenses.  All costs and expenses  incurred in connection with this Agreement and the  transactions  contemplated  hereby shall be paid by the party incurring such costs and expenses.

                  4.7  Headings.  The  headings  or captions  contained  in this
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  4.8  Counterparts.  This  Agreement  may be executed in two or more counterparts,  each of which shall be deemed an original,  but all of which taken together shall constitute one and the same instrument.

                  4.9 Additional  Documents.  The Purchaser and the Seller agree to execute any additional  documents reasonably required to effect a transfer of the Shares to the Purchaser,  including any documents  required by the Company's transfer agent.

                            [SIGNATURE PAGE FOLLOWS]

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CUSIP No. 147905-10-3                    13D             Page 18 of 18 Pages
------------------------------                      ----------------------------

            IN WITNESS  WHEREOF,  the parties  have caused this  Agreement to be executed as of the day and year first above written.

                                        PURCHASER:

                                        WEBFINANCIAL CORPORATION

                                        By:   /s/ Jack Howard
                                             ----------------------------
                                        Name: Jack Howard
                                        Its:  Vice President

                                        SELLER:

                                        TOLVUSAMSKIPTI HF

                                        By:   /s/ Hermann Kristiansson
                                              ---------------------------
                                        Name:  Hermann Kristiansson
                                        Title: Chairman of the Board